SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2003.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69, DIVISION II, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION,
LOCAL 69, DIVISION II, SEIU, AFL-CIO

TABLE OF CONTENTS

Pages
Financial Statements:

Plan Assets and Liabilities As of December 31, 2003 and 2002	3

Income, Expenses and Transfers for the Year Ending December 31, 2003	4

Specific Assets Held As of December 31, 2003	5

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69, DIVISION II, SEIU, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

	December 31, 2002	December 31, 2003

Plan assets and Liabilities:

Total Plan Assets	$3,110,548	$3,613,103

Total Plan Liabilities	--	--

Net Plan Assets	$3,110,548	$3,613,103

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69, DIVISION II, SEIU, AFL-CIO SMALL PLAN FINANCIAL INFORMATION
Year Ended December 31, 2003

Income, Expenses and Transfers:
Contributions:
Employer	$ 43,007
Participants	141,136

Other Income	518,350

Total income	702,493

Benefits paid	127,489
Other expenses	1,821

Total deductions	129,310

Net income	$ 573,183
Transfers from the plan	$ (70,628)

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69, DIVISION II, SEIU, AFL-CIO SMALL PLAN FINANCIAL INFORMATION
December 31, 2003
Specific Assets:
Employer Securities	$1,418,229
Participant Loans	$ 117,195

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69, DIVISION II, SEIU, AFL-CIO (name of plan)

Date: June 23, 2004	/s/ Anne M. Grier
Anne M. Grier Chairman, Dominion Resources, Inc. Administrative Benefits Committee